Exhibit 21.1

SUBSIDIARIES OF POST HOLDINGS, INC. (MO)

Name	Jurisdiction of Incorporation/Formation

Post Foods, LLC	Delaware

Post Foods Canada Inc.	British Columbia

Attune Foods, LLC	Delaware

Premier Nutrition Corporation	Delaware

Premier Protein, Inc.	California

Agricore United Holdings Inc.	Delaware

Dakota Growers Pasta Company, Inc.	North Dakota

Primo Piatto, Inc.	Minnesota

DNA Dreamfields Company, LLC	Ohio